                             [LETTERHEAD OF KPMG]



                         Independent Auditors' Report

To the Board of Trustees of
Norwest Advantage Funds and:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Cash Investment Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Income Fund, Intermediate Government Income Fund, Diversified Bond Fund, Income Fund, Total Return Bond Fund, Strategic Income Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax-Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax-Free Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap Opportunities Fund, International Fund, Performa Strategic Value Bond Fund, Performa Disciplined Growth Fund, Performa Small Cap Value Fund, WealthBuilder II Growth Portfolio, WealthBuilder II Growth and Income Portfolio and WealthBuilder II Growth Balanced Portfolio, portfolios of Norwest Advantage Funds (the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999, and with respect to agreement of security purchases and sales, for the period from May 31, 1999 (date of our last examination) through September 30, 1999:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., Custodian;



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(2)  Inspection of documentation of securities held in book entry form by
     Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Norwest Advantage Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999, with respect to securities reflected in the investment account of Norwest Advantage Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Norwest Advantage Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                         KPMG LLP

Boston, Massachusetts
December 22, 1999

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                                                    [LOGO OF WELLS FARGO FUNDS]

December 22, 1999


KPMG LLP
99 High Street
Boston, MA 02110-2317

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Cash Investment Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Income Fund, Intermediate Government Income Fund, Diversified Bond Fund, Income Fund, Total Return Bond Fund, Strategic Income Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax-Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax-Free Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap Opportunities Fund, International Fund, Performa Strategic Value Bond Fund, Performa Small Cap Value Fund, WealthBuilder II Growth Portfolio, WealthBuilder II Growth and Income Portfolio and WealthBuilder II Growth Balance Portfolio, portfolios of Norwest Advantage Funds (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1999 and for the period from May 31, 1999 (date of your last examination) through September 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 and for the period from May 31, 1999 (date of your last examination) to September 30, 1999 with respect to securities reflected in the investment accounts of the Norwest Advantage Funds.

Sincerely,

/s/ Karla M Rabusch

Karla Rasbusch
Vice President and
Chief Financial Officer
Wells Fargo Mutual Funds Group

                                   FORM ????

                                                     ------------------------
                                                     OMB Number:    3235-0360
                                                     Expires:   July 31, 1991
                                                     Estimated average burden
                                                     hours per response..0.05
                                                     ------------------------

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                  Pursuant to Rule 17F-2 [17 CFR 270, 17F-2]

-----------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                Date examination completed:

811- 488                                                                        9/30/99
-----------------------------------------------------------------------------------------------------------------------
2. State identification Number:
     ------------------------------------------------------------------------------------------------------------------
     AL  N/A             AK  9904218         AZ  5003536 QUAL    AR  91MO33423       CA  5057965         CO  109305936
     ------------------------------------------------------------------------------------------------------------------
     CT  5125881         DE  N/A             DC  EXEMPT          FL  EXEMPT          GA  56930783        HI  N/A
     ------------------------------------------------------------------------------------------------------------------
     ID  46181           IL  R9840128        IN  9103541IC       IA  126950          KS  9480000039      KY  M33347
     ------------------------------------------------------------------------------------------------------------------
     LA  60364           ME  MFR9913894      MD  5M941635        MA  N/A             MI  26539           MN  R299251
     ------------------------------------------------------------------------------------------------------------------
     MS  MF 9307034      MO  000001020       MT  32165           NE  N/A             NV  N/A             NH  N/A
     ------------------------------------------------------------------------------------------------------------------
     NJ  EXEMPT          NM  998093          NY  5255803         NC  1336            ND  13183           OH  16782
     ------------------------------------------------------------------------------------------------------------------
     OK  SE2005441       OR  960586          PA  8803053MF       RI  N/A             SC  MF 8176         SD  8184
     ------------------------------------------------------------------------------------------------------------------
     TN  RM991891        TX  M43019          UT  29130006        VT  7/26/93 03      VA  1654            WA  C36719
     ------------------------------------------------------------------------------------------------------------------
     WV  MF17656         WI  2292203         WY  18986           PUERTO RICO  NOT FILED
     ------------------------------------------------------------------------------------------------------------------
     Other (specify):
-----------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

     Norwest Advantage Funds
-----------------------------------------------------------------------------------------------------------------------
4. Name under which business is conducted, if different from above:


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5. Address of principal place of business (number, street, city, state, zip code):


-----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form the independent public accountant who, in compliance with Rule 17F-2 under the Act and applicable state law, examines securities and similar investments in the custody or the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificates of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C. one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

NOTE: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.